

FARMERS &
MERCHANTS
BANCORP, INC.

2024 ANNUAL REPORT

BUILDING
Momentum
DRIVING SUCCESS

Letter to *Shareholders*

President & CEO, Lars Eller



Dear Shareholders,

I am extremely pleased to report on our operational and financial progress F&M made during 2024. Our strong performance reflects the solid execution of our multi-year strategic plan, as we remain focused on continual improvements, managing the items under our control, and providing our customers and communities with outstanding, local financial services. Thanks to the unwavering dedication of our team and the trust of our customers and shareholders, F&M's financial and operating results strengthened throughout 2024.

The year was characterized by a series of small wins that when added together produced positive operating and financial momentum. Wins during the year included enhancements to our deposit base and increased low-cost checking (DDA) deposits, the growing contribution of offices opened in 2023, optimizing key vendor agreements, including two large systems contracts, historically strong asset quality, and the strategic investments we continue to make to expand our operations, capabilities, and team. These small wins contributed to a 13.8% annual year-over-year increase in earnings per share and an 8.9% year-over-year expansion in our tangible book value per share. Our 2024 performance creates a solid foundation and further solidifies F&M's position as a leading community bank in the Ohio, Indiana, and Michigan markets we serve.

Turning the Corner

As expected, 2024 marked a return to year-over-year growth in profitability, reflecting our success navigating a higher rate environment and a proactive focus on improving earnings. As a reminder, the Federal Reserve increased the Federal Funds Rate from 0.25% in March 2022 to 5.50% in July 2023. The rapid and unprecedented increase shocked the financial sector, causing significant competition for deposits, elevating banks' costs of funds, and impacting the accounting treatment for banks' bond portfolios. Federal Funds Rate stayed at 5.50% throughout much of 2024. Through a series of rate cuts starting in September 2024, the Federal Reserve brought rates down to 4.50% at December 31, 2024. While down 100 basis points, rates are still at levels not seen since November 2007 and many economic forecasters currently expect rates to remain high throughout 2025.

While it took time for our balance sheet to adjust to the changing rate environment and the unprecedented competition for deposits that occurred in its wake, I am pleased that our performance in 2024 indicates our balance sheet has turned the corner. For example, from 2022 to 2023, the yield on earning assets increased 80 basis points, while the cost of interest-bearing liabilities expanded by 179 basis points. This resulted in a 60-basis point reduction in our net interest margin in 2023. From 2023 to 2024, the yield on earning assets increased 50 basis points, while the cost of interest-bearing liabilities expanded by 59 basis points and produced a stable net interest margin of 2.72% for 2024. At December 31, 2024, 31.4% of our loan portfolio was subject to reprice in the next 12 months. As a result, we expect our net interest margin to expand in 2025 as we benefit from improved loan and deposit pricing.

Deposit Growth Supported by F&M's Valuable Banking Franchise

Total deposits at December 31, 2024, increased 3.0% year-over-year to a record $2.69 billion. This growth includes strategies we pursued this past year aimed at optimizing our deposit base, growing low-cost checking (DDA) deposits, and investing in new technologies that facilitate better account generation. Since the beginning of 2024, we added nearly 7,500 new checking accounts, and benefited from new and expanded relationships. As a result, we ended 2024 with a loan-to-deposit ratio of 94.4%, compared to 98.0% at December 31, 2023.

In addition, during 2023 we opened new offices in Fort Wayne, IN, Birmingham, MI, Toledo, OH and Oxford, OH. During 2024, these offices added $53.9 million of new deposits to F&M, as well as $80.5 million in new loans. Our ability to rapidly grow new offices demonstrates the need for the local community banking services F&M provides, as well as the continued success of our 2023 rebranding initiatives. Across our footprint, I am pleased to report that F&M was the third largest bank out of 58 financial institutions we compete with in our markets, according to the FDIC's June 2024 annual market share report. In fact, F&M is the number one bank, based on deposits, in almost half of the communities in which we operate.

Maintaining Excellent Asset Quality

Over the years, F&M has built best-in-class credit, compliance, and risk capabilities, led by talented, high-performing teams that maintain a prudent credit culture. While this approach has contributed to a legacy of excellent asset quality, our performance in 2024 was historically strong. At December 31, 2024, nonperforming loans were $3.1 million, or 0.12% of total loans, compared to $22.4 million, or 0.87% of total loans at December 31, 2023. Charge-offs in 2024 were just $142,000, or 0.01% of average loans, compared to $551,000, or 0.02% in 2023. While we are extremely pleased with our asset quality in 2024, we expect it will return to more historical levels at some point in the future. In addition, our allowance has remained stable and was 1.07% of total loans at December 31, 2024, compared to 1.06% at December 31, 2023.

Developing the Next Generation of Leaders

As F&M grows and our business becomes more dynamic, developing the next generation of board members and business leaders is critically important. In fact, I believe F&M enjoys a compelling competitive advantage due to our longstanding approach cultivating a diverse executive team and building an impressive bench of proven talent. It also demonstrates our Board's commitment to comprehensive succession planning and strong corporate governance, while also ensuring that our growing organization continues to operate as a community bank with local decision making.

In January 2024, Rex Rice, EVP/Chief Lending Officer and Benét Rupp, EVP/Chief Administrative Officer announced their retirements from F&M. Since joining the Bank in 1981, Rex served in a variety of leadership capacities and played an integral part of F&M's success, which saw our lending portfolio grow to over $2.5 billion. Rex has been a trusted advisor and invaluable partner. Benét joined F&M in 2019 and has been an instrumental member of our executive team over the past five years. Under Benét's leadership we have continuously improved significant functions within the bank including human resources, operations, and strategic planning. I greatly appreciate Rex and Benét for their contributions to F&M and I wish them all the best in their future endeavors.

Throughout 2024, we made a series of leadership promotions, reflecting the ongoing success of our multi-stage employee development programs. During the year, David Gerken was promoted to EVP/Chief Lending Officer, Kevin Becker was promoted to SVP/Chief Credit Officer, Tim Carsey was promoted to SVP/Chief Administrative Officer, and Amy

Cover was promoted to SVP/Chief Marketing Officer. In addition, we continue to add talent from outside our organization and in April 2024, Mark Hutchinson joined F&M as Treasurer. In this new position, Mark oversees certain financial operations including budgeting, planning, investing and other financial matters for the Bank.

In January 2025, Andrew Baker our Regional President of Indiana North, who also previously served as Chief Retail Banking Officer, was appointed Chief Strategy Officer. As Regional President of Indiana North and Chief Strategy Officer, Andy will chair the newly formed Strategic Governance Committee, comprising members of F&M's senior leadership team, which will guide the Bank's strategic direction, overseeing initiatives, projects, products, and services. Additionally, Taryn Marino was promoted to Chief Retail Banking Officer after serving as Deputy Chief Retail Banking Officer, working closely with Andy to lead transformative projects for the retail banking team. These leadership changes and strategic initiatives position us to achieve sustainable growth and deliver exceptional value to our clients, employees, and stakeholders, while demonstrating the deep bench of talent we have developed.

There were also several changes to our Board of Directors. In May 2024, Jack Johnson retired from our Board after reaching the maximum age requirement as outlined in F&M's bylaws. Jack was appointed to the Company's Board in January 1991, served as Vice Chairman from April 2013 to July 2013, and became Chairman of the Board of Directors on July 19, 2013, a position he held until April 2024. Over his remarkable tenure, Jack has been instrumental in guiding the Bank through significant growth and numerous milestones. His steadfast leadership and unwavering commitment to F&M's mission have left an indelible mark on the institution and the community it serves.

Following Jack's retirement, Andrew Briggs was appointed Chairman of Farmers & Merchants Bancorp, Inc. and F&M Bank. Andrew has served as a director of Farmers & Merchants Bancorp, Inc., and F&M Bank since 2019. He brings 40-plus years of banking experience to F&M and was the former Chairman of Limberlost Bancshares, Inc. and President of its wholly owned subsidiary, Bank of Geneva, which merged into F&M on January 1, 2019. Having a leader of Andrew's caliber at the helm of our Boards exemplifies F&M's steadfast commitments to our people and our passions.

During 2024, two additional F&M directors retired from our Board. Eugene Burkholder retired in December 2024, after serving as a director since March 2012, and Dr. K. Brad Stamm retired in October 2024, after serving as a director since November 2016. Gene and Brad were both instrumental in the Bank's growth by providing years of expert leadership, strategic counsel and community knowledge to F&M. Gene, Brad, and Jack have been an inspiration, and their legacies will continue to be felt throughout F&M. On behalf of everyone at

F&M, we wish Gene, Brad and Jack the very best in their retirements.

With Brad's retirement, Kevin Frey was appointed to our Board of Directors in October 2024. Kevin is the Vice President of E.H. Frey & Sons, Inc., a family-owned real estate brokerage and auction company that was incorporated in 1963 and is headquartered in Archbold, Ohio. With deep roots in our legacy market and a wealth of experience, he brings invaluable insights that will strengthen our connection to the communities we serve. F&M's Board decided not to fill the vacancy after Gene's retirement and our current Board comprises 11 directors, nine of which are independent. In addition, of our current directors, 63% have joined our Board since 2018, reflecting the success of our multi-year efforts aimed at reprofiling F&M's Board.

Continued Investments in our Communities

We continue to re-invest in our communities throughout our charitable giving programs. During 2024, we provided nearly $0.5 million of charitable donations to support organizations throughout Indiana and Ohio. This year we hosted the 7th Annual Ohio F&M Charity Golf Classic and 3rd Annual Indiana F&M Charity Golf Classic, which combined, raised a record $80,000 for organizations in our Ohio and Indiana communities including Adriel, Love & Luggage, Healthier Moms & Babies, Bi-County Services, Inc. Outside of our annual Ohio and Indiana golf classic events, highlights of our 2024 charitable program include supporting the Cameron Memorial Hospital Foundation, Mom's House, Art's Place, Fulton County Habitat for Humanity and Shelby County United Way.

2024 Financial Recap

As you can see, F&M made meaningful progress in 2024 executing against our strategic plan, investing in our business, maintaining excellent asset quality, and expanding our market share. The success of these efforts drove solid financial results in 2024. Total assets increased year-over-year by $81.5 million, or 2.5% to $3.36 billion. This growth was driven primarily by a 24.0% increase in our cash position and a 19.0% increase in our securities portfolio, reflecting our efforts in 2024 to prioritize liquidity and asset quality, over loan growth. Net interest income after the provision for credit losses for 2024 increased year-over-year by 7.5% to $85.6 million as a result of stable balance sheet trends and pricing, and historically strong asset quality.

In addition to enhancing profitability by optimizing and expanding our balance sheet, we also continue to focus on controlling operating expenses and driving efficiencies. Total noninterest expense for 2024 was $68.7 million, a year-over-year increase of 2.2%. This pace of growth is encouraging after noninterest expense grew 17.6% in the previous year reflecting expenses associated with our new offices, as well as higher operating expenses associated with higher inflation that occurred in 2023.

Annual net income returned to growth in 2024 as a result of record net interest income, our excellent asset quality, stable noninterest income, and modest growth in noninterest expense. Net income for the year ended December 31, 2024, was $25.9 million, or $1.90 per diluted share, a 13.8% increase from $22.8 million, or $1.67 per diluted share for the year ended December 31, 2023.

30 Years of Dividend Growth and Counting

We believe improving profitability and expanding net income translates into higher shareholder returns and supports our longstanding commitment to return more capital back to our shareholders through our growing dividend program. I am proud to report that F&M paid a record $11.9 million in dividends to our shareholders during 2024, an increase of 4.1% over the prior year. On a per share basis, our annual dividend increased 3.8% to $0.8825 per share, compared to $0.85 per share last year. F&M has increased its annual dividend payment for 30 consecutive years reflecting a legacy of returning capital back to shareholders. In fact, F&M maintains one of the longest track records of consecutive dividend increases of all publicly traded banks.

Positive Momentum Supports Our Favorable Outlook

Operating and financial momentum accelerated during 2024, and for the quarter ended December 31, 2024, we achieved a net interest margin of 2.84%, compared to 2.71% for the quarter ended September 30, 2024, and 2.57% for the quarter ended December 31, 2023. These trends helped quarterly earnings per share increase to $0.61, from $0.41 at December 31, 2023, and $0.48 at September 30, 2024. Going forward, we expect our efforts to enhance and grow our balance sheet, drive operating efficiencies, and maintain excellent asset quality will produce another year of expanded profitability in 2025.

Conclusion

I want to acknowledge the power of small wins in shaping our success during 2024. Each milestone we reached—whether it was improving operational efficiencies, optimizing our balance sheet, or strengthening customer relationships—has contributed meaningfully to our growth and resilience during the past year. These achievements, while individually modest, collectively reflect the dedication and teamwork of our employees and the trust of our customers and shareholders. Looking ahead, we are determined to build upon this momentum, leveraging our foundation to deliver continued value and opportunity for all the communities we serve. Together, we are poised for even greater success in the years ahead.

Sincerely,

Lars Eller, President and CEO

Leadership

Board of *Directors*



Front row, from left: Kevin G. Frey, Vice President-E.H. Frey & Sons, Inc., Steven J. Planson, President-Planson Farms, Inc., Ian D. Boyce Founding Member & Managing Partner-Dickmeyer Boyce Financial Management, Lars B. Eller, President/Chief Executive Officer-Farmers & Merchants Bancorp, Inc., Farmers & Merchants State Bank, Jo Ellen Hornish, President and CEO, Fountain City Leasing Inc. / Advantage Powder Coating Inc. / One Source Diversified Services LTD., and Hornish Properties LLC, Kevin J. Sauder, Former President/CEO, Sauder Woodworking Co., Marcia S. Latta, Principal, Latta Strategies, Retired Vice President of University Advancement, The University of Findlay, David P. Vernon, Owner, Licensed Funeral Director & Embalmer-Vernon Family Funeral Homes, Andrew J. Briggs, Chairman of the Board, Farmers & Merchants Bancorp, Inc., Frank R. Simon, Founding & Managing Member/Attorney-Simon PLC Attorneys & Counselors, Lori A. Johnston, EVP-President – Paramount Healthcare at Medical Mutual

Senior *Management*



Barbara J. Britenriker
Executive Vice President
Chief Financial Officer

Doug Shaw Jr.
Senior Vice President
Regional President

Eric D. Faust
Senior Vice President
Chief Risk Officer

Katrina L. DeGroff
Senior Vice President
Chief Accounting Officer

Shalini Singhal
Senior Vice President
Chief Information Officer

Tim Carsey
Senior Vice President
Chief Administrative Officer

Lars B. Eller
President
Chief Executive Officer

Kevin Becker
Senior Vice President
Chief Credit Officer

Taryn Marino
Senior Vice President
Chief Retail Banking Officer

David R. Gerken
Executive Vice President
Chief Lending Officer

Andrew S. Baker
Senior Vice President
Chief Strategy Officer

Phillip P. Lucas
Senior Vice President
Regional President

Amy L. Cover
Senior Vice President
Chief Marketing Officer

Left to right



Making an Impact Together.

- **Golf Outings (Ohio & Indiana)**
  Raised over $80,000 for four local nonprofits.

- **Habitat for Humanity Playhouse Build**
  Constructed four playhouses to provide a safe space for children in Northwest Ohio, with over 40 F&M employees lending a hand.

- **Mom's House (Toledo, OH)**
  Provided funding for a preschool classroom in their new facility.

- **Cameron Memorial Hospital (Angola, IN)**
  Contributed to the development of a new education wing.

- **Art's Place (Portland, IN)**
  Continued support for fostering creativity in the community.

- **YMCA Youth Memberships**
  Sponsored summer memberships at Wayman Palmer YMCA in Toledo.

- **Diaper Drive with Healthier Moms and Babies (Allen County)**
  Collected and donated essential supplies for families in need.

- **Morgenstern Workshop (Geneva, IN)**
  Donated coal to ensure warmth and support for their operations.

COMMUNITY ENGAGEMENT
Momentum Through Giving.

At F&M, we believe in investing in the small, local communities where we work and live. Our commitment goes beyond banking—we strive to drive our communities forward by providing financial support and hands-on involvement that helps them thrive.

Whether it's volunteering, teaching financial literacy, or making donations, we proudly support organizations that align with our mission to be truly community vested.

Beyond financial contributions, our employees dedicate their time to making a difference. From volunteering at local food banks and humane societies to serving on nonprofit boards and leading financial literacy classes, we are committed to strengthening the communities we call home.

Additionally, we proudly support local schools through sponsorships in yearbooks, athletic programs, and facility improvements, ensuring students have the resources they need to succeed.

At F&M, giving back isn't just a responsibility — it's who we are.

 **$511,525**
donated back to our communities

 **235**
local organizations

big *impact.*
Small wins driving

Driving Efficiency Through Innovation

In 2024, we made strategic investments to enhance our operational efficiency, allowing us to serve our customers more effectively while controlling costs. By leveraging technology and optimizing processes, we positioned ourselves for scalable growth and long-term sustainability.

Strategic investments in technology have improved operational efficiency, cost management, and customer service:

IT Optimization
Renegotiated core contracts, saving costs and reallocating resources to customer-facing initiatives.

Automation
Implemented robotic process automation (RPA) to streamline workflows, reduce errors, and enhance employee productivity.

System Upgrades & Security
Enhanced reliability and data protection through system improvements.

Enhancing the *customer experience*

Faster Account Opening
A new digital platform has reduced paperwork, improved accuracy, and accelerated processing times.

Improved Onboarding
Streamlined workflows increased customer satisfaction and conversion rates.

Scalability
Automated processes allow teams to handle more account openings efficiently.

With the momentum we've built in 2024, we are entering the next phase of growth and innovation with a clear vision.

Full Speed Ahead

With the momentum we've built in 2024, we are entering the next phase of growth and innovation with a clear vision. Our focus remains on enhancing financial performance, strengthening our operational foundation, and reinforcing our commitment to the communities we serve. Here's how we plan to drive success in 2025 and beyond:

Driving Earnings Growth
Optimizing asset mix, managing interest rates, and controlling expenses.

Shareholder Value
Maintaining sustainable dividend growth and balanced loan and deposit strategies.

Cost Optimization
Enhancing service while keeping operational expenses in check.

Local Decisions, Greater Impact.

Our regional structure continues to be a cornerstone of our success, reinforcing our commitment to community-focused banking. By empowering local leaders with decision-making authority, we ensure that banking solutions are tailored to the unique needs of each region we serve.

Our regional banking model continues to strengthen customer relationships and community engagement by:

Providing Faster, Personalized Service
Local decision-making enables quick responses and tailored financial solutions.

Reinforcing Our Community Commitment
Regional teams focus on local economies, ensuring financial solutions align with community needs.

Enhancing Regional Leadership
Expanded training, improved data access, and increased community involvement will further solidify our local

By keeping banking local and embracing innovation, we are not only *building momentum* but ensuring long-term success for our customers, employees, and communities.

Looking Toward 2025 and Beyond.

As we continue to build on the progress of 2024, our focus is clear: driving sustainable growth, embracing innovation, and reinforcing our commitment to customers and communities.

——

With a solid foundation, a strategic vision, and a dedicated team, we are ready to move *Full Speed Ahead* into the future.

——

We appreciate the trust of our shareholders, employees, and customers and look forward to another year of building momentum and driving success — together.



2024 Financial Highlights

In 2024, F&M Bank **achieved notable growth** and made **meaningful contributions** to the community. Here are **key highlights** that reflect the **bank's success and dedication** to innovation and serving our customers in each of the communities we serve.



3.8%

Dividend increase year-over-year

30th consecutive annual increase in the Company's regular dividend payment.

+ASSETS

Total assets increased 2.5% to **$3.4 billion**

F&M strengthened its commitment to the community by contributing to local organizations and events, reinforcing its role as a trusted financial partner.



"**F&M made meaningful progress in 2024** executing against our strategic plan, investing in our business, maintaining excellent asset quality, and expanding our market share. "

- Lars Eller

$511,525

donated back to our communities



Deposits increased 3.0% to a record **$2.69 BILLION**

$690 million

F&M ended 2024 with excellent liquidity levels, and **over $690 million** in contingent funding sources, and a cash-to-assets ratio of 5.3%, compared to 4.3% at December 31, 2023

5.55%

increase in net interest income to $85.9 million

Stockholders' equity increased to **$335.2 million** for an increase of

5.7%

$2.56
billion in **total loans**

+$300 million in new loans



Financial Data

SUMMARY OF CONSOLIDATED STATEMENT OF INCOME

(In Thousands, except share Data)

	2024	2023	2022	2021	2020
SUMMARY OF INCOME					
Interest income	$163,572	$ 139,808	$ 101,149	$ 76,840	$ 70,169
Interest expense	77,660	58,411	14,362	7,342	10,393
Net Interest Income	85,912	81,397	86,787	69,498	59,776
Provision for loan losses	944	1,698	4,600	3,444	6,981
Provision for credit losses	(671)	46	-	-	-
Net interest income after provision for loan losses	85,639	79,653	82,187	66,054	52,795
Other income (expense), net	(53,066)	(51,299)	(41,712)	(36,557)	(27,589)
Net income before income taxes	32,573	28,354	40,475	29,497	25,206
Income Taxes	6,635	5,567	7,960	6,002	5,111
Net income	25,938	$ 22,787	$ 32,515	$ 23,495	$ 20,095
PER SHARE OF COMMON STOCK					
Earnings per common share outstanding *				6,635	
Net income	$ 1.90	$ 1.67	$ 2.46	$ 2.01	$ 1.80
Dividends	$ 0.8825	$ 0.8500	$ 0.8125	$ 0.71	$ 0.66
Weighted average number of shares outstanding, including participating securities	13,684,961	13,641,336	13,206,713	11,664,852	11,146,270

*Based on weighted average number of shares outstanding

SUMMARY OF CONSOLIDATED BALANCE SHEET

(In Thousands)

	2024	2023	2022	2021	2020
SUMMARY OF INCOME					
Total Assets	$3,364,723	$ 3,283,229	$ 3,015,351	$ 2,638,300	$ 1,909,544
Loans, net	2,536,043	2,556,167	2,336,074	1,841,177	1,289,318
Total deposits	2,686,765	2,607,463	2,468,864	2,193,462	1,596,162
Stockholders' equity	335,211	316,543	298,140	297,167	249,160
KEY RATIOS					
Return on average equity	7.98%	7.46%	11.30%	9.09%	8.38%
Return on average assets	0.78%	0.71%	1.17%	1.05%	1.14%
Loans to deposits	94.39%	98.03%	94.62%	83.94%	80.78%
Capital to assets	9.96%	9.64%	9.89%	11.26%	13.05%
Dividend payout	46.05%	50.37%	32.74%	35.08%	36.36%

Market Area

Community banking *in action.*

At F&M, we recognize every community has its own story, strengths, and needs, and we take pride in being an active partner in fostering growth and prosperity. By building meaningful relationships and providing tailored financial solutions, we aim to make a positive impact on the lives of individuals, families, and businesses in each location we serve. Together, we're stronger, and together, we grow.



 **37**
F&M Bank Office Locations

 **4**
Loan Production Offices

OHIO LOCATIONS

Anna	Hicksville	Swanton
Archbold	Jackson Center	Sylvania
Bowling Green	Montpelier	Toledo
Bryan**	Napoleon	Urbana
Custar	Oxford	Waterville
Defiance	Perrysburg**	Wauseon
Delta	Sidney	West Unity
Findlay	Stryker	

INDIANA LOCATIONS

Angola	Decatur	Monroe
Auburn	Fort Wayne - Downtown	Muncie*
Berne	Fort Wayne - Illinois Rd	Ossian
Bluffton	Geneva	Portland
Butler	Huntertown	

MICHIGAN LOCATIONS

Birmingham
West Bloomfield*

*Service area with Loan Production Office
**Service area with Full Service Office and Loan Production Office

Market Leaders



Bob Rhoades
SVP | Market President

Central Indiana Region
brhoades@fm.bank



Bob Weaver
SVP | Market President

South Central Indiana Region
bweaver@fm.bank



Mike Rywalski
SVP | Market President

Toledo Region
mrywalski@fm.bank



Rob Slusser
SVP | Market President

Northern Indiana Region
rslusser@fm.bank

Corporate Info

Farmers & Merchants Bancorp, Inc.

NATURE OF BUSINESS

Farmers & Merchants Bancorp, Inc. is a $3.4 billion bank holding company headquartered in Archbold, Ohio. F&M Bank services 37 full-service offices located in Butler, Champaign, Fulton, Defiance, Hancock, Henry, Lucas, Shelby, Williams and Wood counties in Ohio, Adams, Allen DeKalb, Jay, Steuben and Wells counties in Indiana. The Michigan footprint includes Oakland County and F&M has Loan Production Offices in West Bloomfield, Michigan; Muncie, Indiana; Bryan, Ohio and Perrysburg, Ohio.

HEADQUARTERS

Farmers & Merchants Bancorp, Inc.
307 North Defiance Street
Archbold, Ohio 43502
Ph: 419.446.2501
Toll-free: 800.451.7843
www.fm.bank
Melinda Gies, Corporate Secretary

ANNUAL MEETING

April 14, 2025
1:30 p.m.
Virtual Event

COMMON STOCK LISTING

Farmers & Merchants Bancorp, Inc. common stock is traded on the Nasdaq stock market under the symbol "FMAO."

STOCK TRANSFER AGENT

Computershare
150 Royall Street
Canton, MA 02021

INDEPENDENT ACCOUNTANTS

FORVIS, LLP
111 E. Wayne Street, Suite 600
Fort Wayne, IN 46802-2600

DIVIDENDS

Common stock dividends are payable quarterly upon authorization of the Board of Directors.

DIVIDEND REINVESTMENT

Farmers & Merchants Bancorp, Inc. has a Dividend Reinvestment Plan administered by Computershare. Shareholders of record have cash payments applied toward the purchase of additional shares at no additional cost. Shareholders desiring information about this plan may contact Melinda Gies, Corporate Secretary at 937.492.6129 ext. 37225 or toll-free 800.451.7843

DIRECT DEPOSIT OF DIVIDENDS

Automatic direct deposit of quarterly dividends into a deposit account is offered to our shareholders and provides secure and timely access to their funds. For further information, please contact Melinda Gies, Corporate Secretary at 937.492.6129 ext. 37225 or toll-free 800.451.7843.

CORPORATE COUNSEL

Mr. Mark D. Hagans
Mr. Robert W. Bohmer
Rupp, Hagans & Bohmer, LLP
302 North Defiance St.
Archbold, OH 43502

Mr. Thomas Blank
Mr. David J. Mack
Mr. Martin Werner
Shumaker, Loop & Kendrick, LLP
1000 Jackson St.
Toledo, OH 43624

MARKET MAKERS

Boenning & Scattergood
400 Lydia Street, Suite 100
Carnegie, PA 15106
Ph: 800.889.6440

D. A. Davidson
3773 Attucks Drive
Powell, OH 43065
Ph: 800.394.9230

Keefe, Bruyette & Woods (KBW)
787 7th Avenue, 4th Floor
New York, NY 10019
Ph: 212.887.8901

Raymond James Financial, Inc.
222 S. Riverside Plaza, 7th Floor
Chicago, IL 60606
Ph: 800.800.4693





FARMERS &
MERCHANTS
BANCORP, INC.

307 N Defiance St
Archbold, OH 43502
(800) 451.7843

fm.bank